SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

MATERIAL FACT

GAFISA S.A. (B3: GFSA3; OTC: GFASY) (“Gafisa” or “Company”) in compliance with CVM Instruction No. 358/2002 and its amendments, informs its shareholders and the market in general that at the Board of Directors’ meeting held on August 29, 2019, the following matters were resolved and approved:

The hiring of Planner Trustee has been approved, which will coordinate and distribute the Real Estate Receivables Certificates – CRI until the amount of R$150,000,000.00. The proceeds shall be earmarked to finance all the costs and expenses necessary to conclude the real estate projects.

The incorporation of three subsidiaries of Gafisa has been approved, one targeting the Portuguese market, another for the exclusive management of real estate funds and one for urban development, considering negotiations relating to Gafisa’s divestment in Alphaville. Gafisa’s already existing subsidiaries will be transformed into new companies. The Board of Directors authorized the Board of Executive Officers to move forward its preliminary studies and analyses of real estate projects located in  Campo Grande, Osasco, Arraial do Cabo, Cabo Frio, and Ilha Grande.

The setup of a Restructuring Committee has been approved to take effect until December 31, 2019.

The Board of Directors approved a new organization chart  and elected professionals of recognized technical expertise to perform strategic duties at the Company:

(a)  Mr. André Luis Ackerman as Statutory Chief Financial Officer;

(b)  Mr. Rubens Bombini as Legal Deputy Officer;

(b) Mr. Luiz Ortiz as Deputy Officer;

(c) Mr. Adriano Libório as Works Deputy Officer;

(d) Mrs. Sheyla Rezende as Administrative Deputy Officer;

(e) Mrs. Iris Rubins as Controller Deputy Officer.

GAFISA S.A.

The values, the talents inside Gafisa will be the leading characters of this restructuring project, therefore, the Board of Directors assigned to the Restructuring Committee, Governance and Compensation Committee to devise a plan of positions, salaries, bonus, and promotions.

Mr. Eduardo Larangeira Jácome tendered his resignation to the position of Management Officer, effective as of September 30, 2019. Mr. Jácome will remain a member of the Restructuring Committee until December 31, 2019 and a member of the Company’s Board of Directors.

São Paulo, August 30, 2019.

GAFISA S.A.

Leo Julian Simpson

Chairman of the Board of Directors

Roberto Luiz Portella

Chief Executive and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 30, 2019

Gafisa S.A.

By:	/s/ Roberto Portella
Name: Roberto Portella Title: Chief Executive Officer